STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
5700 NW 132nd STREET
OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.	Telephone (405) 721-7300	Alanna Conaway, Legal Assistant
Fax (405) 721-7310

October 27, 2009

Larry Spirgel, Esq.
   Assistant Director
Scott Hodgdon, Esq.
   Attorney-Advisor
Division of Corporation Finance
Mail Stop 3720
U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:	Teleconnect Inc.
Preliminary Proxy Statement on Schedule 14A
filed August 28, 2009 (File No. 000-30611)
Annual Report on Form 10-K for the Fiscal Years Ended
September 30, 2007 and September 30, 2008
Filed June 18, 2009 and August 14, 2009
Quarterly Reports on Form 10-Q for the Quarterly Periods Ended
December 31, 2008, March 31, 2009 and June 30, 2009
Filed September 23, 2009, October 5, 2009 and October 14, 2009
File No. 000-30611

Dear Mr. Spirgel and Mr. Hodgdon:

The following information is respectfully submitted in response to your comment letter dated October 22, 2009, to Mr. Dirk L. Benschop, the Chief Executive Officer and President of Teleconnect Inc. (the “Company”), concerning the preliminary proxy statement of the Company for its proposed special meeting of its stockholders.

General

1.  The Company has amended each of its annual reports on Form 10-K for fiscal 2007 and 2008 and its quarterly reports on Form 10-Q as described in the comment letter to revise their certifications.

2.  The Company has amended its Form 10-K reports for fiscal 2007 and 2008 to revise Item 9(A) to state clearly management’s assessment of the effectiveness of its internal control over financing reporting as of the end of fiscal years.

3.  The Company has amended the proxy statement clarifying the vote required by Item 21 for approval of the proposals by the stockholders. The Company believes that it has provided all the necessary information and disclosures regarding those Items of Schedule 14A that are applicable to its meeting of shareholders.  The Company has not added a provision for appraisal rights because Section 607.1202 through 607.1302 of the Florida Business Corporation Act only requires appraisal rights in connection with the sale of all or substantially all of the assets of a Florida Corporation, and the assets proposed to be sold by the Company only represent approximately 32.3% of its total assets.

A marked copy of the updated and revised preliminary proxy statement is being provided with this letter to expedite its review.

Thank you for comments and assistance regarding the proxy material of the Company.

Very truly yours,
STEPHEN A. ZRENDA, JR., P.C.

Stephen A. Zrenda, Jr.

encl: marked copy of preliminary proxy statement